SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No.

                        INMEDICA DEVELOPMENT CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    457639104
                                    ---------
                                 (CUSIP Number)

                  Chi Lin Technology Co. Ltd.
                  717 N. 71 Te Lun Road, Jen Te Hsian
                  Tainan County, Taiwan,   R.O.C.         011-886-06-279-1194
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 May 10, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

CUSIP No.     457639104

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                     Chi Lin Technology Co. Ltd.   (None)
                  ---------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (a)
                  (b)

         3)       SEC Use Only

         4)       Source of Funds (See Instructions)  WC

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6)       Citizenship or Place of Organization  Republic of China
                                                        -----------------

                             7) Sole Voting Power        5,328,204
Number of Shares                                   ---------------
Beneficially Owned
by Each Reporting
Person                       8) Shared Voting Power
                                                       -----------

                             9) Sole Dispositive Power   5,328,204
                                                        ----------

                            10) Shared Dispositive Power
                                                         ---------

        11)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person                                     5,328,204

        12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13)       Percent of Class Represented by Amount in Row (11)    33.33%
                                                                        ------

         14)      Type of Reporting Person (See Instructions)   CO
                                                              ----

Item 1.    Security and Issuer

           Common Stock, $.001 par value

           InMedica Development Corporation
           825 North 300 West
           Salt Lake City, Utah 84103

Item 2.    Identity and Background

           (a)    Chi Lin Technology Co. Ltd., A Taiwan Corporation

           (b)    717 N. 71 Te Lun Road,
                  Jen Te Hsian
                  Tainan County, Taiwan, R.O.C.

           (d)    No criminal convictions during past 5 years.

           (e) No involvement in civil proceedings regarding federal or state securities law violations during the past five years.

Item 3.    Source and Amount of Funds or Other Consideration

           Working Capital of the Reporting Person

Item 4.    Purpose of the Transaction

           The Reporting Person acquired 5,328,204 restricted shares of common stock of InMedica and 29,420 shares of the common stock of its subsidary, MicroCor, Inc. in exchange for the Reporting Person's promissory notes to pay an aggregate of $1,000,000 to InMedica and the subsidary. The Reporting Person has no present plans or proposals that would result in any of the followoing, except as noted below:

           (a) The acquisition by any person of additional securities of the issuer, except that the reporting Person has an anti-dilution right for a period of five years thqt permits the reporting Person to maintain its percentage ownership;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; except that the Reporting Person and the Issuer entered into a Development, Licensing and Manufacturiong Agreement concurrently with the Stock Purchase Agreement granting the Reporting Person certain rights in the development and marketing of certain technology of the issuer:

           (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except that the Stock Purchase Agreement permits the Reporting Person to nominate two persons to become directors of the issuer:

           (e) Any material change in the present capitalization or dividend policy of the issuer;

           (f) Any material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

           (g)    Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

           (j)    Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of Issuer

           (a) Chi Lin Technology Co., Ltd. holds 5,328,204 shares of common stock of the Company. (33.33%)

           (b)    Shared  voting and  dispositive  power:  None
                  Sole voting and dispositive power: 5,328,204 shares.

           (c) During the past 60 days the Reporting Person has not purchased or sold securities of the issuer, except the 5,328,204 shares referred above.

           (d)    No person  other  than the  Reporting  Person has the right to
                  receive  or  direct   dividends  or  sale  proceeds  from  the
                  securities;

           (e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.

Item 7.    Exhibits

           None

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2001
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                                   Chi Lin Technology Co., Ltd.

                                   By: /s/ Robert S. Chiang
                                   ----------------------
                                           Robert S. Chiang
                                           Vice President